26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 13, 2021

CONFIDENTIAL

Ta Tanisha Meadows

Doug Jones

Daniel Morris

Jacqueline Kaufman

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amended Draft Registration Statement on Form F-1

Confidentially Submitted June 16, 2021

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Mr. Morris, Ms. Kaufman:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 30, 2021 and the outstanding comments contained in the Staff’s letter dated May 14 on the Company’s amendment No.2 to draft registration statement on Form F-1 confidentially submitted on June 16, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No.2”). Concurrently with the submission of this letter, the Company is submitting its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Registration Statement, marked to show changes to the Amendment No.2 , and two courtesy copies of the submitted exhibits.The Company has responded to all of the Staff’s comments by revising the Amendment No.2 to address the comments, by providing an explanation if the Company has not so revised the Amendment No.2, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and all amendments thereto that were previously submitted for the non-public review of the Staff, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible on or around July 28, 2021, subject to market conditions, and to commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | Damien Coles6 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar6 | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Michelle Cheh8 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Michael D. Rackham6 | Tzi Yang Seow7 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing    Boston    Chicago    Dallas    Houston    London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco    Shanghai    Washington, D.C.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission July 13, 2021 Page 2	Confidential

Amended Draft Registration Statement on Form F-l

Our collaborative relationships with Tianyi Video, page 20

1.	We note your response to prior comment 4 and re-issue. Please revise to disclose, if true and as disclosed in your initial draft registration statement, that all educational content on the Tianyi platform was made available to the public at no cost during the pandemic. In other words, please revise to disclose, if true, that content created by your company and all other educational content providers was made available for free on the Tianyi platform.

The Company respectfully advises the Staff that, during the pandemic, Tianyi discussed with all educational content providers regarding the possibility of offering educational content available to the public at no cost. The Company cannot confirm other providers’ practice with complete certainty. To the best of the Company’s knowledge, a majority of the educational content providers agreed to provide their educational content on Tianyi platform for free to the public while a small number of providers still charge fees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Gross Profit, page 76

2.	Please explain to us why the gross profit margin for IT services was 95.7% and 94.9% for the three months ended March 31, 2020 and 2021, respectively, compared to 61.1% and 61.9% for the years ended December 31, 2019 and 2020, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Registration Statement. The Company further respectfully advises the Staff that the Company’s IT related solution services include three types of services: (i) design and development of customized IT system service, of which the average gross profit margin is about 95%; (ii) procurement and assembling of equipment needed to operate the customer’s systems, of which the average gross profit margin is about 30% and (iii) technological support and maintenance service, which is minimal.

For the design and development of customized IT system service, the Company customizes our existing software modules which are integrated into the customers’ IT system to realize desired functions. The technicians use our development software, such as Sentu Desktop Virtualization Software and Sentu Online Learning Software, to develop on these existing modules to realize the customized functions. The main service costs include the amortization of the development software, which are recorded in intangible assets on our balance sheets, and labor cost of technicians. Most of the existing modules used for design and development of customized IT system service were researched and developed for the Company’s internal use in previous years and the related costs had been recorded in research and development expenses when incurred, thus the services cost only included the amortization of the development software mentioned above but no additional module costs were charged. The labor cost is calculated based on the technician’s working hours on the assigned project. Since the Company has accumulated rich experience in previous projects and the required working hours are insignificant, the labor cost is very low for these projects. As a result, design and development of customized IT system service contribute a high gross profit margin about 95%.

Because of the impact of COVID-19 during the three months ended March 31, 2020 and 2021, the Company’s major customers, higher education institutions, extended the winter vacation, which caused the postpone of a procurement and assembling of equipment projects which need technician field work. As a result, for the three months ended March 31, 2020 and 2021, almost all the IT related solution services revenue were generated from providing design and development of customized IT system service; no IT related solution revenue were generated from procurement and assembling of equipment needed to operate the customer’s systems. Therefore, the gross profit margin for overall IT services was 95.7% and 94.9%, respectively.

For the years ended December 31, 2019 and 2020, about 54.9% and 45.4% of total IT service revenue were contributed by providing (ii) procurement and assembling of equipment needed to operate the customer’s systems services, respectively. The gross profit margin of procurement and assembling of equipment needed to operate the customer’s systems was 29.6% and 27.5% for the years ended December 31, 2019 and 2020, respectively. Therefore, the overall gross profit margin of IT service was lowered down to 61.1% and 61.9% for the years ended December 31, 2019 and 2020, respectively.

3.	In connection with the above comment, you disclose the cost of revenues for IT services for the three months ended March 31, 2020 and 2021 primarily consisted of amortization of intangible assets. Please explain to us the basis for incurring labor and other costs in cost of revenues for IT services for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021. Tell us if the amount, in terms of cost and physical time, of labor used in providing IT services changed between the year ended and three months ended periods, and if so, the reason for the change.

In response to the Staff’s comment, the Company respectfully advises the Staff that we have revised the disclosure on page 77 of the Registration Statement to include labor cost as well. As explained above, the costs of design and development of customized IT system service primarily consist of amortization of intangible assets and labor cost. The labor cost of each project is calculated based on the technician working hours on the assigned project. There is no change on the basis for incurring labor and other costs between the year ended and three months ended periods. The labor cost was RMB23,800 and RMB52,580 for the three months ended March 31, 2020 and 2021 respectively, and the labor cost was RMB102,322 and RMB150,381 for the years ended December 31, 2019 and 2020.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission July 13, 2021 Page 3	Confidential

Liquidity and Capital Resources, page 79

4.	We note your accounts receivable balance at March 31, 2021 exceeds the amount of revenue reported for the quarter ended March 31, 2021. You disclose on page 79 of the RMB125.9 million accounts receivable balance at March 31, 2021, RMB22.1 million was collected after March 31, 2021. You also disclose you cannot precisely predict when the balance will be collected but you do not have any doubt about the collectability of accounts receivable. Please explain to us and disclose (i) why you cannot predict when the balance will be collected, (ii) why you do not have any doubt about the collectability of the balance, and (iii) the reason for the relatively low collection amount of receivables after March 31, 2021. Additionally, explain to us and disclose (a) why you extended the settlement period to the clients of Guangzhou Xinzhiqiao since July 2020 as disclosed on page 79, (b) the extension period for these receivables, (c) how much of the accounts receivable balance at March 31, 2021 these receivables are, and (d) why you believe these receivables are fully collectable. Further, in regard to your disclosure on page 79 that some of your accounts receivable from IT related solution services are not due for payment as of March 31, 2021, please disclose the amount of these receivables and when they are due.

In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 81 of the Registration Statement. The Company further respectfully advises the Staff as follows:

(i) The Company has rephrased the disclosure on page 80. Our management evaluates the collectability of our accounts receivable periodically and predict reasonably when the balance could be collected based on the payment terms. Based on management’s best estimate which have taken the COVID-19 impact into consideration, the remaining balance will be collected before the end of fiscal year 2021.

(ii) We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and no significant written-off occurred historically. The Company has added additional disclosure on page 81.

(iii) A total of RMB61.2 million (US$9.3 million) or 47% of the accounts receivable balance as of March 31, 2021 has been collected within three month after the period ends. The Company has updated the disclosure regarding the subsequent collection data on page 81.

Furthermore, the Company respectfully advises the Staff the following information have been added on pages 80 and 81:

(a) The customer of Guangzhou Xinzhiqiao is one of our major business partners, a subsidiary of a leading telecommunications provider in China, who changed the payment term since July 2020 and postponed the settlement period for all its suppliers, including our Company.

(b) The settlement period was postponed from 3 months to 5 months.

(c) The balance of accounts receivable due from the client of Guangzhou Xinzhiqiao was RMB36.4 million at March 31, 2021.

(d) The customer of Guangzhou Xinzhiqiao is a reputed leading telecommunications provider in China with good financial performance in recent years. In addition, no written-off occurred in the past, and we didn’t note significant collectability risk for the balance receivable from the leading telecommunication service provider. Based on historical experience and management’s best estimate which have taken the COVID-19 impact into consideration, the remaining balance will be collected before the end of fiscal year 2021.

In addition, as of March 31, 2021, accounts receivable from IT related solution services were in the amount of RMB70.6 million, among which RMB 3.0 million was due and RMB67.6 million would become due gradually from April 2021 to December 2021 in terms of the payment term. The accounts receivable from IT related solution services include quality guarantee deposit, usually 10% of contract price, most of which will become due in the fourth quarter of 2021. As of the date of this letter, RMB40.1 million has become due and been collected, and the remaining RMB30.5 million will become due from July 2021 to December 2021. We expect to collect the remaining outstanding balance within a year based on management’s best estimate.

5.	In connection with the above comment, please explain to us and disclose as appropriate the reason for the relatively high accounts receivable balance of VIE’s at March 31, 2021 in proportion to the amount of revenues earned by them in the quarter ended March 31, 2021 as disclosed in the notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2021.

The Company respectfully advises the Staff that as of March 31, 2021, net accounts receivable balance of VIE and its subsidiaries was in the amount of RMB61.0 million, while the revenue of VIE and its subsidiaries was in the amount of RMB83.0 million for the three months ended March 31, 2021. The relatively high accounts receivable balance of VIE and its subsidiaries' at March 31, 2021 was mainly due to the postpone of the payment term with one customer of VIE’s subsidiary, Guangzhou Xinzhiqiao, from 3 months to 5 months, resulting that RMB36.4 million was receivable from the customer, which is a subsidiary of the leading telecommunication service provider in China as mentioned above in the response to the comment No. 4. The balance of account receivable from this customer accounted for 60% of total accounts receivable balance of VIE and its subsidiaries. However, as mentioned in the response to the comment No.4 (d) above, we didn’t notice significant collectability risk for the balance receivable from the leading telecommunication service provider so far. In addition to the accounts receivable of the subsidiary of the leading telecommunication service provider, the rest of account receivable of VIE and its subsidiaries were RMB24.6 million, among which RMB17.3 million has been collected as of the date of this letter. We expect to collect the remaining outstanding balance within a year based on historical experience and management’s best estimate.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission July 13, 2021 Page 4	Confidential

Major customers and supplying channels, page 88

6.	Please revise this section to identify your major suppliers and customers. Refer to Part I, Item 4 of Form F-1 and Part I, Item 4.B.6. of Form 20-F. In addition, please describe the material terms of these agreements and file them as exhibits with your next amendment or tell us why you do not believe you are required to do so. Also, provide risk factor disclosure on your dependence on a limited number of customers or suppliers in the Risk Factors section. Refer to Item 3 of Form F-1 and Item 105 of Regulation S-K.

The Company respectfully advises the Staff that the Company is not dependent on any contracts with suppliers. Any of the Company’s suppliers is replaceable without undue cost.

For the major customers, the Company respectfully advises the Staff that the Company deems its agreements with several subsidiaries of two leading telecommunication service providers in China material contracts. While the Company is still negotiating with the two leading telecommunication service providers, the two providers haven’t agreed to be identified in the Registration Statement and therefore we only included narrative language describing them instead of naming them directly. In response to the Staff’s comment, the Company has filed the form of these agreements as exhibits and summarized and disclosed the key terms of such agreements on pages 112 and 113 of the Registration Statement. The Company further advises the Staff that the Company does not deem its agreements with the rest of the customers as material contracts because such customers could be easily replaced without undue cost.

The Company further advises the Staff that it added a risk factor addressing its dependence on a limited number of customers on page 32 of the Registration Statement.

Consolidated Statements of Cash Flows, page F-7

7.	Refer to your response to prior comment 10. You state a part of the revisions made to the cash flows presented for the VIEs in the notes to the consolidated financial statements was due to the reclassification of cash paid for purchases of educational contents from operating activities to investing activities. Please tell us your basis for reporting purchases of educational contents and prepayments for educational contents of your VIEs and non-VIEs as investing activities rather than operating activities. It appears the nature of these cash flows are directly associated with your providing of services that enter into the determination of your consolidated net income that should be presented as an operating activity in accordance with ASC 230-10.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company purchases educational contents for the purpose of generating revenue by providing educational contents service to its customers. Thus the Company accounts its educational contents as an intangible asset presented in the noncurrent assets section. Therefore, in accordance with ASC 230-10, the Company reports payments and prepayments to acquire productive assets as investing activities.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission July 13, 2021 Page 5	Confidential

Very truly yours,

/s/ David T. Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP